

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

<u>**Via U.S. Mail**</u>
Mr. Evan Masyr
Chief Financial Officer
Salem Communications Corporation
4880 Santa Rosa Road
Camarillo, California 93012

July 31, 2007

RE: **Salem Communications Corporation**
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 16, 2007
File No. 000-26497

Dear Mr. Masyr:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director